UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

    ☐ Transition Report on Form 10-K
    ☐ Transition Report on Form 20-F
    ☐ Transition Report on Form 11-K
    ☐ Transition Report on Form 10-Q
    ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meredith Corporation
Full Name of Registrant

Former Name if Applicable

1716 Locust St.
Address of Principal Executive Office (Street and Number)

Des Moines, IA 50309
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Meredith Corporation (Meredith or the Company) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, within the prescribed time period. The Company requires additional time to complete its financial statements as a result of contemporaneous engagement of its resources in preparation for the Company’s proposed spin-off of its national media group and corporate functions to Meredith shareholders. Meredith anticipates that it will file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, as soon as possible and within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jason Frierott	515	284-3000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company's earnings release issued on October 28, 2021, and furnished as an exhibit to its Current Report on Form 8-K filed with the United States Securities and Exchange Commission on October 28, 2021, for the three months ended September 30, 2021 and 2020, the Company reported net earnings of $24.8 million and $42.3 million, respectively, on total revenues of $708.6 million and $693.5 million, respectively. While total revenue increased for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, cyclical political spot advertising revenues decreased $46.7 million. The decrease in net earnings for the three months was primarily due to the recording of a $15.2 million tax benefit in the three months ended September 30, 2020 as a result of the release of uncertain tax positions related to the finalization of a disputed Internal Revenue Code Section 199 issue for fiscal year 2006 through fiscal 2012. As a result, the Company reported a $2.1 million tax benefit for the three months ended September 30, 2020, as compared to tax expense of $14.4 million for the three months ended September 30, 2021.

Meredith Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2021	By	/s/ Jason Frierott
Jason Frierott
Chief Financial Officer
(Principal Financial and Accounting Officer)